

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

September 12, 2016

Richard Rusiniak
Chief Executive Officer and Director
Algae Dynamics Corp.
37 – 4120 Ridgeway Drive
Mississauga, Ontario, Canada L5L 5S9

> **Re:** **Algae Dynamics Corp.**
> **Registration Statement on Form S-1**
> **Filed August 22, 2016**
> **File No. 333-213230**

Dear Mr. Rusiniak:

We have limited our review of your registration statement to those issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1. We note that your registration statement relates to the resale of common stock issuable under an equity purchase agreement that was assigned by RY Capital Group, LLC ("RY") to GHS Investments, LLC ("GHS") on June 23, 2016. The securities sold in an equity line may only be registered for resale if the private placement of the securities is complete prior to filing the resale registration statement. In order for the transaction to be considered complete, either the securities being registered must have already been sold to the investor or the investor must be irrevocably bound to purchase all of the securities. If the investor is able to transfer its obligations under the agreement, the investor is not irrevocably bound and the transaction will not be considered complete for purposes of the accommodation.

Because RY assigned its obligations to GHS, it appears that RY was not irrevocably bound to purchase the common stock under the securities purchase agreement. For guidance, please see Securities Act Sections C&DIs 139.13, 139.14, 139.15 and 139.16. Please provide us with your analysis as to your ability to rely on an exemption from registration for issuance of the shares to RY given that it does not appear that RY was irrevocably bound and therefore the private placement was not complete prior to filing the registration statement. For guidance, please see Section Act Sections C&DI 134.01.

We also note that, pursuant to the assignment agreement dated June 22, 2016, GHS has the right, subject to written consent, to transfer its obligations under the assignment agreement, and therefore does not appear irrevocably bound to purchase the securities. Please revise your registration statement to remove the common stock issuable pursuant to the securities purchase agreement.

Selling Shareholders and Certain Beneficial Owners, page 21

2. We note that 250,000 of shares listed as beneficially owned by Trademasterpro.com LLC will not be issued until October 24, 2016 pursuant to Section 7 of the Consulting Agreement filed as Exhibit 10.14. Please provide us with your analysis as to your ability to register these shares prior to their issuance to Trademasterpro.com LLC. For guidance, see Securities Act Section C&DI 134.01.

Exhibit 5 – Opinion of Landhani & Sonenberg

3. We note that the legality opinion covers 1,020,000 shares of your common stock while the fee table in your registration statement indicates that 1,060,000 shares are being registered under the prospectus. Please reconcile your prospectus disclosure with the legality opinion provided by counsel.

4. We note that counsel has assumed the due authorization, execution and delivery of all documents where authorization, execution and delivery are prerequisites to effectiveness of such documents. This appears to be an inappropriate assumption in that it assumes that you have taken all corporate actions necessary to authorize the issuance of the securities. Please have counsel revise the opinion to remove this assumption. For guidance, please refer to Part II.B.3.a of Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Richard Rusiniak
Algae Dynamics Corp.
September 12, 2016
Page 3

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Josh Samples at (202) 551-3199 or Erin Jaskot at (202) 551-3442 with any questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Joseph P. Galda
J.P. Galda & Co. Attorneys-at-Law